Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)

For the period ended February 28, 2021

Filed: April 13, 2021

PLATINUM GROUP METALS LTD.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of United States Dollars)

	February 28, 2021	August 31, 2020
ASSETS

Current
Cash	$9,787	$1,308
Amounts receivable	436	218
Prepaid expenses	320	385
Total current assets	10,543	1,911

Performance bonds and other assets	145	108
Mineral Properties and Exploration Assets (Note 3)	39,642	34,939
Right to use asset (leased corporate offices)	144	175
Property, plant and equipment	297	282
Total assets	$50,771	$37,415

LIABILITIES

Current
Accounts payable and other liabilities	$1,210	$1,412
Bank advisory fees payable (Note 9)	-	2,890
Total current liabilities	1,210	4,302

Loan payable (Note 5)	11,051	19,337
Convertible notes (Note 6)	18,099	17,212
Share based liabilities	1,395	509
Lease liability	170	198
Total liabilities	$31,925	$41,558

SHAREHOLDERS' EQUITY
Share capital (Note 7)	$887,247	$861,890
Contributed surplus	28,949	28,278
Accumulated other comprehensive loss	(160,799)	(164,124)
Deficit	(752,934)	(746,313)
Total shareholders' equity (deficit) attributable to
shareholders of Platinum Group Metals Ltd.	2,463	(20,269)

Non-controlling interest	16,383	16,126
Total shareholders' equity (deficit)	18,846	(4,143)
Total liabilities and shareholders' equity	$50,771	$37,415

Going Concern (Note 1)
Contingencies and Commitments (Note 9)
Subsequent Events (Note 12)

Approved by the Board of Directors and authorized for issue on April 13, 2021

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(in thousands of United States Dollars except share and per share data)

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020

Expenses
General and administrative	$1,109	$855	$1,942	$1,909
Interest	1,217	1,361	2,524	2,708
Foreign exchange (gain) loss	(574)	369	(673)	362
Share of joint venture expenditures - Lion Battery (Note 4)	343	-	343	-
Stock compensation expense (Note 7)	1,167	492	1,607	736
	$3,262	$3,077	$5,743	$5,715

Other Income
Loss (Gain) on fair value derivatives & other instruments (Note 7)	$550	$66	$558	$(3,063)
Loss on the partial settlement of the Sprott Facility	201	-	300	-
Net finance income	(24)	(43)	(48)	(106)
Net Loss for the period	$3,989	$3,100	$6,553	$2,546

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(175)	2,246	(3,325)	894

Comprehensive loss for the period	$3,814	$5,346	$3,228	$3,440

Net Loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$3,989	$3,100	$6,553	$2,546
Non-controlling interests	-	-	-	-
	$3,989	$3,100	$6,553	$2,546

Comprehensive loss attributable to:
Shareholders of Platinum Group Metals Ltd.	$3,814	$5,346	$3,228	$3,440
Non-controlling interests	-	-	-	-
	$3,814	$5,346	$3,228	$3,440

Basic and diluted loss per common share	$0.06	$0.05	$0.09	$0.04

Weighted average number of common shares outstanding:
Basic and diluted	71,517,800	61,485,929	69,417,398	60,041,077

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Consolidated Interim Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2019	58,575,787	$855,270	$26,777	$(159,637)	$(739,018)	$(16,608)	$15,451	$(1,157)
Stock based compensation	-		747	-	-	747	-	747
Shares issued for interest on Convertible Notes	517,468	687	-	-	-	687	-	687
Share issuance - financing	3,225,807	4,000	-	-	-	4,000	-	4,000
Share issuance costs	-	(284)	-	-	-	(284)	-	(284)
Warrants exercised	28,040	55	-	-	-	55	-	55
Contributions of Waterberg JV Co.	-	-	-	-	(158)	(158)	787	629
Foreign currency translation adjustment	-	-	-	(894)	-	(894)	-	(894)
Net loss for the period	-	-	-	-	(2,546)	(2,546)	-	(2,546)
Balance February 29, 2020	62,347,102	859,728	27,524	(160,531)	(741,722)	(15,001)	16,238	1,237
Stock based compensation	-		754	-	-	754	-	754
Shares issued for interest on Convertible Notes	526,471	687	-	-	-	687	-	687
Share issuance - financing	1,221,500	1,705	-	-	-	1,705	-	1,705
Share issuance costs	-	(230)	-	-	-	(230)	-	(230)
Contributions of Waterberg JV Co.	-	-	-	-	(9)	(9)	(112)	(121)
Foreign currency translation adjustment	-	-	-	(3,593)	-	(3,593)	-	(3,593)
Net loss for the period	-	-	-	-	(4,582)	(4,582)	-	(4,582)
Balance August 31, 2020	64,095,073	861,890	28,278	(164,124)	(746,313)	(20,269)	16,126	(4,143)
Stock based compensation	-	-	1,314	-	-	1,314	-	1,314
Restricted Share Units redeemed	92,885	103	(196)	-	-	(93)	-	(93)
Share options exercised	430,680	1,115	(447)			668		668
Share issuance - financing	9,339,276	25,325	-	-	-	25,325	-	25,325
Share issuance costs	-	(1,186)	-	-	-	(1,186)	-	(1,186)
Contributions of Waterberg JV Co.	-	-	-	-	(68)	(68)	257	189
Foreign currency translation adjustment	-	-	-	3,325	-	3,325	-	3,325
Net loss for the period	-	-	-	-	(6,553)	(6,553)	-	(6,553)
Balance February 28, 2021	73,957,914	$887,247	$28,949	$(160,799)	$(752,934)	$2,463	$16,383	$18,846

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Cash Flows
 (in thousands of United States Dollars)

	For the six months ended
	February 28, 2021	February 29, 2020

OPERATING ACTIVITIES
Loss for the period	$(6,553)	$(2,546)

Add items not affecting cash:
Depreciation	61	118
Interest expense	2,524	2,708
Unrealized foreign exchange (loss)	(3)	(244)
Loss (Gain) on fair value of convertible debt derivatives and other instruments	558	(3,063)
Loss on partial settlement of Sprott Facility	300	-
Stock compensation expense	1,607	792
Share of joint venture expenditures	343	-
Directors fees paid in deferred share units	75	-
Net change in non-cash working capital (Note 10)	(2,938)	(571)
	$(4,026)	$(2,806)

FINANCING ACTIVITIES
Share issuance – warrant exercise	$-	$48
Proceeds from issuance of equity	25,325	4,000
Equity issuance costs	(1,186)	(284)
Cash received from option exercises	668	-
Sprott Facility principal repayments	(8,670)	-
Sprott Facility interest paid	(982)	(1,117)
Convertible note interest paid	(693)	-

Lease payments made	(45)	(43)
Share unit cash settlement	(191)	-
Cash received from Waterberg partners	665	440
	14,891	3,044

INVESTING ACTIVITIES
Performance bonds	$(23)	$19
Investment in Lion	(350)	-
Expenditures incurred on Waterberg Project	(1,403)	(3,797)
	(1,776)	(3,778)

Net increase (decrease) in cash	9,089	(3,540)
Effect of foreign exchange on cash	(610)	446
Cash, beginning of period	1,308	5,550
Cash end of period	$9,787	$2,456

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange ("TSX") in Canada and the NYSE American LLC ("NYSE American") in the United States (formerly the NYSE MKT LLC). The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries.  Lion Battery Technologies Inc. (“Lion”), is accounted for using the equity method as the Company jointly controls Lion despite owning the majority of Lion’s shares. The Company’s subsidiaries, associates and joint ventures (collectively with the Company, the “Group”) as at February 28, 2021 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		February 28, 2021	August 31, 2020

Platinum Group Metals (RSA) (Pty) Ltd.	Development	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited.(1)	Development	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.(1),(2)	Development	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.(3)	Research	Canada	53.70%	55.00%

Notes:

(1) The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) and Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”) for accounting purposes.

(2) Effective ownership of Waterberg JV Co. is 63.05% when Mnombo’s ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”) ownership portion.

(3) Lion Battery Technologies is accounted for using the equity method as the Company jointly controls the investee despite owning the majority of the shares.

These interim condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future.  During the period ended February 28, 2021, the Company incurred a loss of $6.6 million, used cash of $4.0 million in operating activities and at period end had cash of $9.8 million and was indebted $11.3 million pursuant to the Sprott Facility (as defined below).  The Sprott Facility is due August 14, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  Additional payments/interest are also due on the Company’s Convertible Notes (defined below).  The Company currently has limited financial resources and has no sources of operating income at present.

In March 2020 the World Health Organization declared the outbreak of COVID-19 Coronavirus a global pandemic.  The pandemic and related negative public health developments have adversely affected workforces, economies and financial markets globally, potentially leading to a period of economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the pandemic and its effects on the Company's business or ability to raise funds.

The Company’s ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the sale of assets and strategic partnerships.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  These factors give rise to material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

These condensed consolidated interim financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

The Company's significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2020.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

Rand/USD

 Period end rate: R15.0958 (August 31, 2020 R 16.8916)

 6-month period average rate: R15.5977 (February 29, 2020 R14.7357)

CAD/USD

 Period end rate: C$1.2685 (August 31, 2020 C$1.3042)

 6-month period average rate: C$1.2962 (February 29, 2020 C$1.3200)

3. MINERAL PROPERTY and EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company’s only active mineral property has been the Waterberg Project located on the North Limb of the Bushveld Igneous Complex.  During the period as the Waterberg Project was granted its mining right, the Company reclassified the Waterberg Project from being an Exploration and Evaluation Asset to a Development Asset.

Total capitalized costs for the Waterberg Project are as follows:

Balance, August 31, 2019	$36,792
Additions	2,988
Recoveries from 100% Implats funded implementation budget	(1,285)
Foreign exchange movement	(3,556)
Balance, August 31, 2020	$34,939
Additions	937
Recoveries from 100% Implats funded implementation budget	(220)
Foreign exchange movement	3,986
Balance February 28, 2021	$39,642

Prior to reclassification, the Company performed an impairment test whereby the recoverable amount of Waterberg is compared to the carrying value of the asset and determined that no impairment charge was required.

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

Key assumptions used to assess impairment included the use of spot and 3 year average palladium, platinum and gold prices as well as an 8% discount rate.

Waterberg Project

At February 28, 2021, the Waterberg Project consisted of granted prospecting rights, applied for prospecting rights and a granted mining right (the “Waterberg Mining Right”) with a combined active project area of 79,188 hectares, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane.  Of the total project area, 20,532 hectares are covered by the Waterberg Mining Right.  A further 58,655 hectares are covered by active prospecting rights.  Waterberg JV Co. is currently in process of applying for closure on one inactive prospecting right located north of the known mineralized area, measuring 20,242 hectares.  On March 5, 2021 the Company was advised that a notice of appeal to the decision of the South African Department of Mineral Resources (“DMR”) granting the Waterberg Mining Right was filed by a group of individual appellants from a local community.  The Company is opposing this appeal.  See Note 12. “Subsequent Events” below.

The Waterberg Project comprises the former Waterberg joint venture property and the Waterberg extension property.  On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below).  On September 21, 2017, Waterberg JV Co. also issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., the Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats"):

a) Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the "Initial Purchase") for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining Definitive Feasibility Study ("DFS") costs, which was held as restricted cash until it was fully spent in October 2018.  Implats contributed its 15.0% pro rata share of DFS costs incurred subsequent to the Initial Purchase.  Following the Initial Purchase, the Company held a direct 37.05% equity interest, JOGMEC held a 21.95% equity interest and Black Economic Empowerment partner Mnombo maintained a 26.0% equity interest.  The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

b) Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project (“Offtake ROFR”) if Waterberg JV Co. proposes to enter into an offtake agreement with a third party.  JOGMEC or its nominee retain a right to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

c) Acquired an option (the “Purchase and Development Option”) whereby Implats had the right within 90 business days of the completion of the DFS to exercise an option to increase its interest to 50.01% in Waterberg JV Co by committing to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and an expenditure of $130.2 million in development work.  The DFS was completed and approved by Waterberg JV Co. on December 5, 2019.  As per the February 27, 2020 amendment (see below) this deadline was amended to occur 90 days following the receipt of an executed mining right for the Waterberg Project.

d) On February 27, 2020 the Company announced that shareholders of Waterberg JV Co had agreed to amend the Purchase and Development Option effective at February 1, 2020.  The Purchase and Development Option was amended to expire 90 calendar days following the receipt of an executed mining right for the Waterberg Project.  In exchange for this extension Implats agreed to fund 100% of a new implementation budget and work program, effective February 1, 2020, aimed at increasing confidence in specific areas of the DFS.  At period end total Waterberg JV Co. expenditures recovered through this work program were $1.5 million.

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic.  Implats currently retains a 15.0% participating project interest and their Offtake ROFR.  The Company retains a controlling 50.02% direct and indirect interest in the project.  Implats was responsible for the costs of an implementation budget and work program, as described above, which concluded September 13, 2020.  The Company remains the Manager of the Waterberg Project, as directed by the technical committee of the Waterberg JV Co.

Acquisition and Development of the Waterberg Project

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the former Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($5.5 million at February 28, 2021).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.1 million at February 28, 2021 ($7.1 million - August 31, 2020).

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the existing JOGMEC Agreement.  Under the terms of the 2nd Amendment, the Waterberg JV and Waterberg Extension properties were combined and contributed into the newly created operating company Waterberg JV Co.  On August 3, 2017, the Company received Section 11 transfer approval from the DMR and title to all the Waterberg prospecting rights were ceded into Waterberg JV Co. on September 21, 2017.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  This requirement was completed by $8 million in funding from JOGMEC to March 31, 2016, followed by two $6 million tranches funded by JOGMEC in each of the following two 12-month periods ending March 31, 2018.

To February 28, 2021, an aggregate total of $76.6 million has been funded by all parties on exploration and engineering on the Waterberg Project.  Up until the Waterberg property was transferred to Waterberg JV Company, all costs incurred by other parties were treated as cost recoveries by the Company.

4. LION BATTERY TECHNOLOGIES INC.

Lion Battery Technologies Inc. (“Lion”) was incorporated on June 17, 2019 with the objective to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion. On July 12, 2019, the Company and Anglo American Platinum Limited (“Amplats”) entered into investment, shareholder and research agreements to facilitate Lion’s objectives.  The Company and Amplats agreed to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be intended for the commercialization of the technology developed as well as general and administrative expenses, subject to certain conditions.  The agreed funding into Lion by the Company and Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to four-year period.

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

On July 12, 2019, the Company and Amplats each invested $550 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share.  In June 2020, the Company and Amplats each invested $350 as a second tranche of funding in exchange for 700,000 preferred shares each at a price of $0.50 per share.  In February 2021, the Company and Amplats each invested $350 as a third tranche of funding in exchange for 700,000 preferred shares each at a price of $0.50 per share.  At February 28, 2021, the Company owned approximately a 54% interest in Lion (.

On July 12, 2019, Lion entered into a Sponsored Research Agreement (“SRA”) with Florida International University (“FIU”) to fund a $3.0 million research program over approximately three years.  The first tranche to FIU under the SRA, totaling $1.0 million plus a one-time fee of $50, was funded by Lion in mid July 2019.  Research work commenced at FIU during September 2019.  During calendar 2020 FIU completed the first research milestone  pursuant to the SRA, which triggered a second tranche of funding to FIU in the amount of $667.  Based on research advancement a third tranche in the amount of $667 was paid by Lion to FIU in February 2021.  Lion has provided aggregate research funding in the amount of $2.38 million to FIU as of February 28, 2021.

On August 4, 2020, the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled “Battery Cathodes for Improved Stability” to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this was issued in December 2020.  Further patents are currently applied for.  Under the SRA, Lion Battery has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

5. SPROTT LOAN

On August 15, 2019, the Company announced it had entered into a senior secured credit facility with Sprott Private Resource Lending II (Collector), LP (“Sprott”) and other lenders party thereto (the “Sprott Lenders”) pursuant to which the Sprott Lenders advanced the Company $20.0 million in principal (the “Sprott Facility”).  The loan was immediately drawn and matures August 14, 2021, with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash equal to three percent of the outstanding principal amount.  All amounts outstanding are charged interest at a rate of 11% per annum, compounded monthly.  During the period the Company made principal repayments of $8.7 million to Sprott, reducing the principal balance due at February 28, 2021 to $11.3 million. Interest payments are made monthly with interest of $964 having been paid to Sprott during the six-month period ended February 28, 2021 (February 29, 2020 - $1,117).

The Company is required to maintain certain minimum working capital and cash balances under the Sprott Facility and is in compliance with these covenants at period end.  As the Company has a right to defer maturity for one year, the balance due is classified as long term for financial reporting purposes.

All fees directly attributable to the Sprott Facility are recorded against the loan balance and amortized using the effective interest method over the life of the loan.  In connection with the original principal advance the Company issued Sprott 800,000 common shares worth $1,000.  Effective interest of $1,093 was recognized during the six-month period ended February 28, 2021 (February 29, 2020 - $1,392).

6. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes due in 2022, of which $19.99 million remained outstanding at February 28, 2021 (the “Convertible Notes”).  The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.  An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Convertible Notes at the Company’s election to not file a prospectus and a registration statement for the Convertible Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.  After July 1, 2018, at which time the Convertible Notes became freely tradable by holders other than affiliates, the Convertible Notes once again bear interest at the coupon rate of 6 7/8% per annum.

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

Upon maturity the Convertible Notes are to be settled by the Company in cash.  The Convertible Notes are convertible at any time prior to maturity at the option of the holder, and conversion may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares.  The initial conversion rate of the Convertible Notes was  1,001.1112 common shares per $1.0 thousand principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's common shares of $0.8686 per share on June 27, 2017.  After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per $1.0 thousand which is equivalent to a conversion price of approximately $9.989 per common share.

The Convertible Notes contain multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options.  The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5.381 million (see below).  At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5.381 million and transaction costs relating to the Convertible Notes of $1.049 million resulting in an opening balance of $13.570 million.  The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 244,063 common shares in settlement of $0.691 million of bi-annual interest payable on the outstanding Convertible Notes.

On July 3, 2018, the Company issued 757,924 common shares in settlement of $0.724 million of bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2019, the Company issued 545,721 common shares in settlement of $0.687 million of bi-annual interest payable on the outstanding Convertible Notes.

On July 1, 2019, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2020, the Company issued 517,468 common shares in settlement of $0.687 million of bi-annual interest payable on the outstanding Convertible Notes.

On July 2, 2020, the Company issued 526,471 common shares in settlement of $0.687 million of bi-annual interest payable on the outstanding Convertible Notes.

On January 2, 2021, the Company paid $0.687 million in cash for bi-annual interest payable on the outstanding Convertible Notes.

Due to a limitation on conversion contained in the indenture governing the Convertible Notes, dated June 30, 2017 between the Company and The Bank of New York Mellon, no more than 2,954,278 common shares, being 19.9% of the number of common shares outstanding on June 30, 2017, may be issued in settlement of interest payments or conversions related to the Convertible Notes.  Currently, a total of 361,312 common shares remain available for settlement of future interest payments or conversions.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2019	$16,075
Interest payments	(1,374)
Accretion and interest incurred during the year	2,668
Gain on embedded derivatives during the year ended August 31, 2020	(157)
Convertible Note balance August 31, 2020	$17,212
Interest payment	(687)
Accretion and interest incurred during the period	1,426
Loss on embedded derivatives during the period ended February, 28, 2021	148
Convertible Note balance February 28, 2021	$18,099

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

Embedded Derivatives

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5.381 million using partial differential equation methods and are subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss.  The fair value of the Convertible Note Derivatives was measured at $188 at February 28, 2021 and $40 at August 31, 2020 resulting in a loss of $148 for the period.

7. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

At February 28, 2021, the Company had 73,957,914 common shares outstanding.

Fiscal 2021

At February 28, 2021 the Company recorded a loss of $558 on the revaluation of embedded derivatives and vested DSUs (February 29, 2020 - $17 Gain).  Combined with $Nil at February 28, 2021 for the fair value attributed to warrants which expired on November 19, 2019 (February 29, 2020 - $3,046 Gain), the Company recognized a loss on fair value derivatives and other instruments of $558 for the current period (February 29, 2020 - $3,063 Gain).

On February 5, 2021, the Company entered into a second at-the-market offering (the “2021 ATM”).  At February 28, 2021 the Company had sold an aggregate of 1,631,224 shares pursuant to the 2021 ATM at an average price of $5.10 for gross proceeds of $8,327.  Total fees and expenses of $594 have been incurred as of February 28, 2021 in relation to the 2021 ATM, including brokerage fees of $208.

On December 8, 2020, the Company closed a non-brokered private placement with Deepkloof Limited (“Deepkloof”), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited (“HCI”) for 1,121,076 common shares at a price of $2.23 each for gross proceeds of $2.5 million maintaining, HCI’s ownership in the Company at approximately 31% at that time.

On November 30, 2020, the Company finished the sale of common shares pursuant to an at-the-market offering (the “2020 ATM”).  Final sales were settled, and the 2020 ATM completed, on December 2, 2020.  An aggregate of 5,440,186 common shares were sold at an average price of $2.21 for gross proceeds of $12.0 million.  Total fees and expenses of $592 were incurred, including brokerage fees of $300.

On October 15, 2020, the Company closed a non-brokered private placement for 1,146,790 common shares at a price of $2.18 each for gross proceeds of $2.5 million.  All shares were subscribed for by Deepkloof, maintaining HCI’s ownership in the Company at approximately 31% at that time.

Fiscal 2020

On July 2, 2020, the Company issued 526,471 common shares in settlement of $687 of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On June 17, 2020, the Company closed a non-brokered private placement for 1,221,500 common shares at a price of $1.40 each for gross proceeds of $1.7 million, of which 500,000 common shares were subscribed for by HCI, bringing HCI’s ownership in the Company to approximately 32%.  A 6% finders fee in the amount of $38 was paid on a portion of this private placement.

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

On January 2, 2020, the Company issued 517,468 shares in settlement of $0.687 million of bi-annual interest payable on $19.99 million outstanding on the Convertible Notes.

On December 19, 2019, the Company closed a non-brokered private placement for 3,225,807 common shares at a price of $1.24 each for gross proceeds of $4.0 million, of which 1,612,931 common shares were subscribed for by Deepkloof on behalf of HCI.  A 6% finders fee in the amount of $54 was paid on a portion of this private placement.

Prior to their expiry on November 15, 2019, the Company issued 28,040 shares upon the exercise of 28,040 warrants.

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the stock option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Stock options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

	Number of Share Options	Average Exercise Price in CAD
Options outstanding at August 31, 2019	1,554,000	$ 2.61
Granted	1,628,500	$ 1.81
Options outstanding at August 31, 2020	3,182,500	$ 2.20
Granted	1,497,500	$ 6.58
Cancelled	(113,336)	$ 2.28
Exercised	(430,680)	$ 1.97
Options outstanding at February 28, 2021	4,135,984	$ 2.20

Number Outstanding at February 28, 2021	Number Exercisable at February 28, 2021	Exercise Price in CAD	Average Remaining Contractual Life (Years)
1,497,500	-	$6.58	4.80
1,398,632	429,299	$2.61	3.11
1,239,852	200,852	$1.81	3.76
4,135,984	630,151		3.92

During the period ended February 28, 2021, the Company granted 1,497,500 stock options.  The stock options granted during the period vest in three tranches on the first, second and third anniversary of their grant.

During the year ended August 31, 2020, the Company granted 1,628,500 stock options.  The stock options granted during the year vest in three tranches on the first, second and third anniversary of their grant.

During the six month period ended February 28, 2021, the Company recorded $1,036 of stock compensation expense (February 29, 2020 - $570), of which $947 was expensed (February 29, 2020 - $505) and $89 was capitalized to mineral properties (February 29, 2020 - $65).

(d) Deferred Share Units

The Company has established a deferred share unit (“DSU”) plan for non-executive directors.  Each DSU has the same value as one of the Company’s common shares.  DSU’s must be retained until each non-executive director leaves the board of directors, after which time the DSU’s are to be paid.  During the period ended February 28, 2021, a total of 23,166 DSU’s were redeemed by a former director at a price of $3.23 per DSU, calculated using the 5-day volume weighted average trading price immediately prior to the payout.

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

The DSU liability recognized at February 28, 2021 was $1,395.  During the period ended February 28, 2021 an expense of $498 was recorded in relation to outstanding DSU’s (February 29, 2020 - $124), with $424 recorded as share-based compensation (February 29, 2020 - $67) and $75 recorded as director fees (February 29, 2020 - $57).  During the period ended February 28, 2021 fully vested DSU’s were revalued and an additional $421 of expense was recorded to reflect the increased value of the fully vested DSU’s due to the Company’s share price appreciation.  At February 28, 2021, a total of 483,693 DSU’s were issued and outstanding, of which 245,773 DSU’s had vested.

(e) Restricted Share Units

The Company has established a restricted share unit (“RSU”) plan for officers and certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSU’s vest over a three-year period.

The recognised RSU liability at February 28, 2021 was $521.  During the six-month period ended February 28, 2021, a stock compensation expense of $268 was recorded (February 29, 2020 - $177) of which $237 expensed (February 29, 2020 - $150) and $31 was capitalized (February 29, 2020 - $27).  During the period, 119,394 RSU’s were settled and 24,188 were cancelled.  At February 28, 2021, 551,575 RSU’s were issued and outstanding, with 36,720 of these being vested.

8. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

(a) During the period ended February 28, 2021, $124 (February 29, 2020 - $199) was paid or accrued to independent directors for directors’ fees and services.

(b) During the period ended February 28, 2021, the Company paid or accrued payments of $28 (February 29, 2020 - $27) from West Vault Mining Inc., a company with two directors in common, for accounting and administrative services.

(c) In May 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement, HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors.  A summary of HCI’s share acquisitions form the Company follows:

Common Shares Acquired from the Company by HCI
Date	Placee	Shares	Price USD	Acquisition Method
May 2018	Deepkloof	2,490,900	$1.50	Prospectus Offering
May 2018	Deepkloof	1,509,099	$1.50	Private Placement
February 2019	Deepkloof	2,141,942	$1.33	Private Placement
April 2019	Deepkloof	177,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	80,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	1,111,111	$1.17	Private Placement
August 2019	Deepkloof	6,940,000	$1.32	Private Placement
August 2019	Deepkloof	2,856,000	$1.25	Prospectus Offering
December 2019	Deepkloof	1,612,931	$1.24	Private Placement
June 2020	Deepkloof	500,000	$1.40	Private Placement
October 2020	Deepkloof	1,146,790	$2.18	Private Placement
December 2020	Deepkloof	1,121,076	$2.23	Private Placement
		21,686,849

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

During 2018 and 2019, HCI also acquired 663,005 shares of the Company in the public market.  During the month of February 2021, HCI reported the sale of 757,833 common shares of the Company.  At February 28, 2021, HCI’s ownership of the Company was reported at 21,592,021 common shares, representing a 29.2% interest in the Company.

9. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $280 to March 2022.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$98	$182	$-	$-	$280
Convertible Notes (Note 6)(1)	1,374	20,677	-	-	22,051
Sprott Facility (Note 5)(1),(2)	11,964	-	-	-	11,964
Totals	$13,436	$20,859	$-	$-	$34,295

Notes:

(1) Includes unamortized deferred finance fees.
(2) The Company has the right to defer payment for one year

Africa Wide Legal Action

In April 2018, the Company completed a transaction whereby Maseve Investments 11 (Pty) Ltd. (“Maseve”) was acquired (the “Maseve Sale Transaction”) by Royal Bafokeng Platinum Ltd. (“RBPlats”).  Maseve owned and operated the Maseve Mine.  In September 2018 the Company reported receipt of a summons issued by Africa Wide Mineral Prospecting and Exploration Proprietary Limited (“Africa Wide”) whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide held 17.1% of the shares in Maseve prior to completion of the Maseve Sale Transaction.  Africa Wide is seeking, at this late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction.  RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings.  The Company has received legal advice to the effect that the Africa Wide action is factually and legally defective.  Various statements and documents are expected to be filed during calendar 2021 and a provisional trial date has been allocated for the period October 4 to October 12, 2021.

Bank Advisory Fees Payable

Certain deferred bank advisory fees related to the Maseve Sale Transaction and the Implats Transaction became payable as soon as practicable after the Company repaid a $40 million secured loan facility due to Liberty Metals & Mining Holdings, LLC, which was repaid on August 21, 2019.  During the period, the Company paid the deferred bank advisory fees in full.

10. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	February 28, 2021	February 29, 2020

Amounts receivable, prepaid expenses and other assets	$(124)	$179
Payment of bank advisory fees[1]	(2,890)	-
Accounts payable and other liabilities	76	(750)
	$(2,938)	$(571)

1These amounts were disclosed as a financing cash flow in the period ended November 30, 2020 and have been reclassified to be included within operating activities in the current period

PLATINUM GROUP METALS LTD. Notes to the Condensed Consolidated Interim Financial Statements (in thousands of United States Dollars unless otherwise specified except share and per share data)

11. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business through two geographical regions – Canada and South Africa.  The Chief Operating Decision Makers (“CODM”) reviews information from the below segments separately so the below segments are separated.  This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At February 28, 2021	Assets	Liabilities

Canada	$10,780	$31,558
South Africa	39,991	367
	$50,771	$31,925

At August 31, 2020	Assets	Liabilities

Canada	$2,101	$40,922
South Africa	35,314	636
	$37,415	$41,558

Comprehensive Loss (Income) for the period ended	February 29, 2021	February 29, 2020

Canada	$7,974	$2,973
South Africa	(4,746)	467
	$3,228	$3,440

12. SUBSEQUENT EVENTS

A notice to appeal the decision granting Waterberg JV Co. a mining right for the Waterberg Project was received by the Company on March 5, 2021. The notice was filed by a group of individual appellants from a local community.  The DMR granted the Waterberg Mining Right on January 28, 2021. The Company believes that all requirements specified under the Mineral and Petroleum Resources Development Act (“MPRDA”) have been complied with and that the DMR correctly issued the notice granting of the mining right.  According to the MPRDA, an appeal can be considered by the Minister of the DMR for determination within a 130-business day timeframe. Waterberg JV Co. has raised numerous defences against the appeal. Senior Counsel acting for Waterberg JV Co. is preparing a formal rebuttal to the appeal.  The Waterberg Mining Right was notarially executed on April 13, 2021 and currently remains active.